Deutsche Bank Trust Company Americas
Corporate Trust & Agency Services

Deutsche Bank

03037549

November 11, 2003

Paul Martin
Vice President
Global Equity Services / Depositary Receipts
Corporate Trust and Agency Services
60 Wall Street - 25th Floor
New York, NY 10005

Direct Tel: 212 602 1044
Direct Fax: 212 797 0327
E-mail: paul.martin@db.com

Securities and Exchange Commission
International Corporate Finance Department
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: St. George Limited - Information Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter and the attached documentation, as provided by St. George Bank Ltd. are being furnished to the Securities and Exchange Commission (the "SEC") in connection with the current exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act") afforded by Rule 12g3-2(b) thereunder afforded to St. George Bank Ltd. The SEC file number relating to such exemption is 82 - 3809.

Please confirm to the undersigned that the enclosed materials have been received in good order and that such materials are sufficient to satisfy the requirements contemplated under Section 12 (g).

Thank you.

Sincerely,

Paul Martin
Vice President
Deutsche Bank Trust Company Americas
As Depositary

Attachments:

- Press Rel: St George establishes New benchmarks
- Press Rel: St George New Benchmark Oversubscribed
- New Issue Annc to ASX: 33,779 shs
- 2003 Preliminary Final Report
- 2003 Final Results Presentation

dlw 11/20

RETHINK

st.george

news release

6 November 2003
RE031103

ST.GEORGE ESTABLISHES NEW A$ BENCHMARKS

St.George Bank Limited announced today the launch of A$400 million Fixed and Floating Rate Transferable Deposits ("FRTDs") issue. The FRTD's will mature on 15 August 2008, creating two new benchmark issues and will extend the St.George yield curve beyond four years. Pricing is expected on Friday 7 November.

The issue will comprise a minimum Fixed Rate Series of A$200 million and consolidates St.George's strategy of maintaining a yield curve of large, liquid benchmark issues.

St.George Bank is the Lead Manager for the transaction with National Australia Bank Ltd and SG Australia Ltd acting as Co-Managers. Secondary market liquidity should be supported by the provision of a Stock Lending Facility of A$100 million for the Fixed Rate Series.

Ends...

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

RETHINK

st.george

news release

7 November 2003
RE041103

ST.GEORGE NEW BENCHMARKS OVERSUBSCRIBED

St.George Bank Limited announces the pricing today of a $500 million Fixed and Floating Rate Transferable Deposits issue. The initial offer of $400 million was increased to $500 million due to oversubscription. At final allotment the Floating Rate series was upsized by $100 million in order to satisfy strong investor demand.

The $200 million Fixed Rate series was priced at a margin of 58 basis points over the 15 August 2008 Commonwealth Government bond, offering a semi annual yield of 6.445% to investors. This is equivalent to 25 basis points over swap. The coupon is 6.25%. The $300 million Floating Rate series priced at a re-offer margin of 3 Month BBSW +25 basis points per annum.

Both series of Transferable Deposits will mature on 15 August 2008 and will be settled on 12 November 2003. The issue was Lead Managed by St.George, with SG Australia Ltd and National Australia Bank Ltd as Co-Managers.

The issue creates two new benchmarks and consolidates St.George's strategy of establishing a yield curve of large, liquid benchmark issues. A $100 million stock lending facility is also provided by St.George to assist in secondary market liquidity.

St.George is rated A by Standard & Poor's, A2 by Moody's Investors Services and A+ by Fitch Ratings.

Ends...

Media Contact: Jeff Sheehan, Chief Manager, Capital Markets
Tel: 02 9320 5510

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ST.GEORGE BANK LIMITED

ABN

92 055 513 070

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	33,779
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes, with existing fully paid ordinary shares.
5	Issue price or consideration	Nil
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Share issued under the St.George Bank Executive Performance Share Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	10 November 2003 – 28,281 11 November 2003 – 5,498

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
505,656,595	Ordinary shares
3,000,000	PRYMES
174,965	8.5% unsecured capital notes
217,134	8.25% unsecured capital notes

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	10,547	Redeemable preference borrower share
		359,095	Redeemable preference depositor share
		1	Perpetual Note

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	To be treated in the same manner as other quoted ordinary shares.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Secretary Date: 10/11/2003

Print name: Rhonda Lee Quan

= = = = =

+ See chapter 19 for defined terms.

To: Companies Announcements
Australian Stock Exchange Limited

Company Name:	ST.GEORGE BANK LIMITED
ABN:	92 055 513 070
Pages (includes this page):	30
Contact Officer:	Michael Bowan
Contact Telephone:	(02) 9236 1278
Facsimile:	(02) 9236 1899
Subject:	**FULL YEAR RESULTS PRESENTATION**
Date Sent:	5 November 2003

I attach slides of a presentation to analysts currently being made by the St.George Bank's Managing Director, Mrs Gail Kelly (commencing 11.30 am). The presentation is web cast live on the St.George Bank website at www.stgeorge.com.au. The slides will also be made available on the website.

Yours sincerely

Michael Bowan
General Counsel and Secretary

FULL YEAR RESULTS

5 November 2003

RETHINK | st.george | SERVICE!

AGENDA

RESULT HIGHLIGHTS:	Gail Kelly
FINANCIAL OVERVIEW:	Steve McKerihan
STRATEGY OVERVIEW:	Gail Kelly

WE HAVE DELIVERED A QUALITY RESULT

- Strong revenue growth
- Costs well managed
- Robust interest margin
- Superior credit quality maintained
- Effective implementation of strategy

PROFIT RESULT

	Sep 2003	Sep 2002	% Change
Profit Before Sig. Items	$606m	$505m	20
Profit After Sig. Items	$606m	$369m	64
Earnings per Share*	142.2¢	124.7¢	14
Return on Equity*	20.3%	19.5%	
Expense to Income*	49.6%	52.4%	
Dividend	95 cents	80 cents	19

*Calculated before significant items and goodwill amortisation

SUSTAINED FINANCIAL PERFORMANCE



$m
NPAT^
606
610
410
210
Sep-99 Sep-00 Sep-01 Sep-02 Sep-03
cents
EPS*
142.2
150
110
70
Sep-99 Sep-00 Sep-01 Sep-02 Sep-03
%
ROE*
20.3
22
18
14
10
Sep-99 Sep-00 Sep-01 Sep-02 Sep-03
%
Expense/Income Ratio*
49.6
64
56
48
40
Sep-99 Sep-00 Sep-01 Sep-02 Sep-03

^Before significant items
*Calculated before significant items and goodwill amortisation

STRONG GROWTH IN ASSETS AND LIABILITIES



Total Lending*
Total Retail Deposits
19.8%
13.3%
$bn
60.1
60
50
40
30
Sep-99 Sep-00 Sep-01 Sep-02 Sep-03
$bn
33.6
35
25
15
Sep-99 Sep-00 Sep-01 Sep-02 Sep-03

*On and off balance sheet

BUILDING INCOME

Net-Interest Income


8.9%
$bn
1.45
1.5
1.0
0.5
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

Non-Interest Income


9.1%
$bn
0.91
1.0
0.8
0.6
0.4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

ROBUST MANAGED FUNDS GROWTH

Total Managed Funds


13.6%
$bn
19.8
24
19
14
9
4
Sep-99
Sep-00
Sep-01
Sep-02
Sep-03

- **SEALCORP funds under administration up 15.6%**
- **Advance funds under management up 14.1%**

Percentages compare Sep-02 year to Sep-03 year

CREDIT QUALITY REMAINS EXCELLENT

Non-Accruals/Total Receivables



Average of the 4 Majors
St.George
%
1.0
0.8
0.6
0.4
0.2
0.0
0.54
0.11
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- Asset quality across Group continues to be excellent
- Specific provisioning coverage for non-accruals has increased to 59.3% from 51.3%
- Bad debts/average total receivables stable at 0.22%

Percentages compare Sep-02 year to Sep-03 year

DELIVERING ON TARGETS

	TARGET	OUTCOME
EPS Growth 2003	Sep-02: 10% May-02: 11-13% upgrade Aug-03: 13-14% upgrade	14%
EPS Growth 2004/5	Double digit	Reaffirmed
Cost to Income	Sub 50% FY04	Achieved in 1H03
Capital	Tier one 7-7.5%	7.2%
Credit Quality	Maintain positive differential to the majors	Achieved
Customer Satisfaction	Maintain positive differential to the majors	Achieved

FINANCIAL OVERVIEW

Steve McKerihan
Chief Financial Officer

st.george SERVICE!

CLEAN OPERATIONAL RESULT


$m
750
675
600
525
450
375
300
Sep-02
Sep-03
505*
118
Net Interest Income
76
Non-Interest Income
6
Preference Dividends
4
Equity Interests & Associates
Income Tax
55
33
Operating Expenses
BDD
15
606

*Excludes significant items

BUSINESS VOLUMES GROW STRONGLY

13

	Sep 2003 $bn	Sep 2002 $bn	Change %	Market Growth %
Total Lending**	60.1	50.2	19.8	12.5^
Retail Deposits	33.6	29.7	13.3	9.9^^
Managed Funds	19.8	17.4	13.6	9.7*

* Source: ASSIRT- Total retail managed funds
** Includes securitised loan balances and bill acceptances
^ Source: RBA Bulletin - Total aggregate credit growth (system) to Aug-03 annualised
^^ Source: Australian Bankers' Association – Total retail deposits to Aug-03 annualised

RETAIL DEPOSITS GROWTH

14

Retail transaction account balances



15.4%*
$bn
7.6
7.5
7.4
7.3
7.2
7.1
7.0
Jan-02
Mar-02
May-02
Jul-02
Sep-02
Nov-02
Jan-03
Mar-03
May-03
Jul-03
Sep-03
Freedom launch

- Freedom account launched
- Simplified product range (8 to 1) reducing complexity for customers and staff
- Rewards customers for holding higher balances
- Transaction account fee income remains stable

* Annualised

MARGIN STRENGTH MAINTAINED

Interest Margin



%
3.0
2.8
2.6
2.4
2.2
2.0
2.76
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- **Margins for individual products remain stable**
- **Strong growth in assets impacting funding mix**

NON-INTEREST INCOME

	Sep-03 $m	Sep-02 $m	Change %
Product fees & commissions			
-deposits & other accounts	216	204	6
-electronic banking	182	155	17
-lending	68	76	(11)
Managed funds	172	178	(3)
Financial markets	53	45	18
Securitisation	82	73	12
Bill Acceptance Fees	48	32	50
Sale of Property	25	1	
Other	64	70	(9)
TOTAL	**910**	**834**	**9**

LENDING FEES

- Gross lending fees up 18% FY02 to FY03
- Broker fees up due to increased inflows and accelerated amortisation
- One-off adjustment to amortisation from 4 to 3 years equals $7m

MANAGED FUNDS INCOME

- Managed funds have grown 13.6%
- Majority of growth in second half of 2003
- Wholesale funds in Sealcorp and Advance up 23%
- Product margins stable

REINVESTING FOR SUSTAINABLE GROWTH


$m
1200
1140
1080
1020
960
1135
EBB cost
savings
60
58
Underlying
Expenses
37
Incremental
Investment
1170
Operating
Expenses
2002
Operating
Expenses
2003

DEFERRED EXPENDITURE DECLINES FURTHER

	$m
Sep-02 balance	185
New spend	39
Amortisation	(75)
Sep-03 balance	149

Further decline expected in 2004

SEGMENTAL PROFIT

	Sep-03 $m	Change* %	Cost to Income Ratio 2003 %	Cost to Income Ratio 2002 %
Personal Customers	533	12.7	52.5	53.4
Institutional & Business Banking	334	18.9	33.3	37.0
BankSA	143	19.2	48.3	53.0
Wealth Management	76	8.6	70.8	75.0
Total	1086	15.0	49.6	52.4

*Since Sep-02

EFFECTIVE CAPITAL MANAGEMENT

- Capital generation supporting organic growth
- Tier one capital 7.2%
- US$2.5bn mortgage securitisations:
  - March US$1.1bn
  - September US$1.4bn
- Subordinated debt issues:
  - May A$250m
  - October US$400m
- Total dividend 95 cents

TRACK RECORD OF DIVIDEND GROWTH

Dividends Sep-00 to Sep-03


CAGR = 20%
cents
55
45
35
25
29
31
34
38
42
45
50
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- **Seven consecutive increases in dividend payments**
- **All dividends fully franked**
- **Dividend Reinvestment Plan continues**

2004 PROFIT OUTLOOK

- **Strong underlying momentum**
- **Yield curve steepening**
- **4% pay increase effective 1 October 2003**
- **Estimated interchange fee impact $20m***
- **Continued investment in future growth**
- **On track for 2004 EPS growth target**

* c.$10m credit card and c.$10m Visa debit cards. Impact on 2004 pre-tax earnings for 11 month period

STRATEGY OVERVIEW

Gail Kelly **Managing Director**

RETHINK st.george SERVICE!

- PRIORITIES UPDATE
- CONTINUOUS SERVICE IMPROVEMENT
- YEARS 2004 AND 2005

2003 – YEAR OF IMPLEMENTATION

- **Home loans -** Reversed the trend
- **Middle market -** High quality growth
- **Wealth management -** Focused performance
- **Productivity management -** Disciplines established
- **Team -** Stable, high quality and aligned
- **Integrated sales and service -** Program successfully launched
- **Victoria -** Targeted growth strategy underway

HOME LOANS – MEETING THE CHALLENGES

Residential Receivables


18.2%
$bn
8.6%
42.8
50
40
30
20
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- **Improving retention**
- **Increased productivity in proprietary channels**
- **Segmented approach to broker channel**
- **Increased focus on Vic, Qld and WA**
- **Product innovation**

IMPROVING RETENTION

Run-off Rate^


%
25
24
23
22
21
20
23.9*
21.9
2002
2003

- Dedicated retention team in place – 40 people
- Focus on relationship management and service
- Increased use of predictive modelling to determine 'at risk' customers
- Network now accountable for retention and sales
- Product mix and features more retention friendly

* Number differs from May due to the elimination of internal churn and more accurate calculation of the draw down of lines of credit

^Run-off rate includes contractual repayments, payouts, pre-payments and refinancings

IMPROVING BROKER RELATIONSHIPS

Loan Origination*


31%
12 months to Sep-02
39%
12 months to Sep-03
Broker originated loans

- Targeted approach
  - segmentation
  - Vic, Qld and WA
- Sales from proprietary channels increased 15% in 2003
- Retention and credit characteristics for broker and proprietary loans are similar

*Settlements

IMPROVING THE MIX

Proportion of Loan Settlements by Product Category^


%
40
30
20
10
0
39.5
20.4
30.2
34.0
0.0
5.0
Introductory
Portfolio
New Products*
2002 ■ 2003

^Selected categories only
*No Deposit, Low Doc, Seniors Access

MIDDLE MARKET – CONTINUED SUCCESS

- Market leading service model
- Complete product and service offering
- High level of customer loyalty and retention
- Focused around 6 key industries
- Increasing brand awareness

EXCELLENT GROWTH AND CREDIT QUALITY

Total Middle Market Receivables


24.5%
$bn
10.0
9.0
8.0
7.0
6.0
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

Impaired Assets/ Total Middle Market Receivables


%
0.8
0.6
0.4
0.2
0.0
0.22
Sep-00
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

Middle market segment criteria unchanged

MIDDLE MARKET – DEEPENING RELATIONSHIPS

Products per Customer


7.0
5.5
4.0
2.5
5.8
6.4
6.5
2.9
3.2
3.4
Sep-02
Mar-03
Sep-03
▪ Total IBB KARM Customers*

Market Share^


%
5.6
5.2
4.8
4.4
4.0
4.2
4.5
4.9
5.2
5.5
Dec-01
Feb-02
Aug-02
Feb-03
Sep-03

*KARM – Key Account Relationship Management

^East and Partners Ltd – Australian Commercial Transaction Banking Markets

MIDDLE MARKET - A QUALITY PORTFOLIO

- Existing prudent credit policies maintained
- 66% of new business sourced from existing customers
- Active strategy to source referrals from existing customers
- Minimal customer churn
- 21 net non-accrual loans totalling $22m, largest is $7m next largest is $2m

PROPERTY LENDING

- Property comprises 44% of total commercial lending: $5.8bn
  - commercial investment lending $4.7bn
  - construction lending $1.1bn
- A core competency since 1986
- Well diversified by geography, sector and borrower
- No property loan is impaired
- No specific provisions raised on any property lending in FY03
- >75% of growth has occurred in core markets

PROPERTY LENDING

COMMERCIAL INVESTMENT LENDING

- Integral to wider banking relationships
- Underpinned by long-term leases with strong rental flows
- No substantial exposure to any single property

CONSTRUCTION LENDING

- Minimal exposure to CBD residential developments:
  Sydney 1, Brisbane 1, Perth 1, Melbourne 0, Adelaide 0
- Average LVR for construction lending is 52%
- Minimal exposure to any single builder or construction project

WEALTH MANAGEMENT

- Clean portfolio
- Delivering strong organic growth
- Solid performance by all businesses
- Leveraging Group's customer base and ISS* investment
- Building competitive advantage with clear priorities
  - scale platform (ASGARD)
  - distribution partnerships
  - leadership economics
  - GOLD customer base

* Integrated Sales and Service

SEALCORP – GROWTH CONTINUES

Funds Under Administration


15.6%
$bn
15
12
9
6
14.3
Mar-01
Sep-01
Mar-02
Sep-02
Mar-03
Sep-03

- A complete platform offering
- Leveraging scale
- Growth in Master Trust and Wrap
- Expanded distribution through AMP wrap alliance

GOLD – A STRATEGIC PRIORITY

Customer Numbers*


(000's)
120
80
40
0
64
80
106
Sep-02
Mar-03
Sep-03

- Gold customer satisfaction has increased and remains high
- Customer retention 97%
- Targeted outbound marketing campaigns underway
- Gold customer 5 times more receptive to direct sales
- Next phase in re-design underway

*Gold segment eligibility criteria unchanged

VICTORIA - A FOCUS FOR GROWTH

- An alternative to the majors in key customer segments
- Differentiated by customer service delivery
- Initial focus on - Middle market
  - Gold
  - Home loans
- Measured approach to infrastructure build
- General Manager appointed in Feb-03
- Total lending balance growth* 1H03 8%, 2H03 28%
- Applying learnings to Qld and WA

* Annualised

- PRIORITIES UPDATE
- **CONTINUOUS SERVICE IMPROVEMENT**
- YEARS 2004 AND 2005

CONTINUOUS SERVICE IMPROVEMENT – OUR APPROACH

- Different starting position
- Culture supports continuous service improvement
- Focus on building to last
- Investment in customer facing staff
- Listening to the customer

PEOPLE ARE THE KEY

MIDDLE MARKET - CONTINUOUS SERVICE IMPROVEMENT

Refinement 2003+

- Integrated Sales and Service
- Industry focus
- Skill development

Implementation 2002

- Training
- Measures
- Rewards
- Support

Phase I Outcome

- Strong growth

Phase II Outcomes

- Service reputation
- High levels of retention

Phase III Outcomes

- Strong referrals
- Brand strength


GOLD - CONTINUOUS SERVICE IMPROVEMENT
45
Platform for Expansion 2003+
• Roll-out to broker introduced customers
• Proactive contacting
• ISS leverage
• Refine proposition
Develop 2002
• Skilling/support
• Single point resolution
• Outbound campaigns
Phase I Outcome
• Immediate improvement in retention
Phase II Outcomes
• Superior customer satisfaction
Phase III Outcomes
• Strong growth
• New customer focus


CONTINUOUS INVESTMENT IN THE BUSINESS
46
Product
eWrap Systems Development and Enhancement
Treasury Settlement Systems
Receivables System Replacement
Channels
Internet Banking
Front End Home Loans System (1)
Home Loans (2)
Group Lending Systems
Business Banking Online Development
ASGARD Platform Upgrade
Customer Experience
Front Line Integrated Sales and Service System and Culture
IP Enabled Branch Teller System
Leads Management System and Culture
Group Data Warehouse Development
2001
2004 plan
Not exhaustive list

FY04: SUPPORTING CONTINUOUS INVESTMENT

Projects for 2004



Benefit
Revenue protection
Revenue growth
Sales & Serv.
Vic.
Wealth projects
Infra-structure
Asgard latform
Compliance
Teller Platform
$4M
Growth
Infrastructure
Compliance
Revenue
Cost

Excludes self-funded productivity enhancement projects

CONTINUOUS REINVESTMENT PROCESS

People

- Additional customer facing staff
- Re-align front-line to meet customer needs
- Optimise team and organisation structure
- Recruit skilled people with specific industry experience

Proficiency

- Leadership development and succession planning
- Sales and service skilling for front line people
- Relationship management coaching
- Performance management

RIGHT PEOPLE, RIGHT JOBS, RIGHT SKILLS

CONTINUOUS COST FOCUS 2004+

FRONT OFFICE

- Review/remove non-sales activities in branches
- Call centre redesign

BACK OFFICE

- Organisation redesign to group processing
- Expand image processing
- Home loan end-to-end process improvements

INFRASTRUCTURE AND CORPORATE SERVICE

- Eliminate duplicative systems
- Drive purchasing and property efficiencies
- Marketing services re-design
- Internal charging disciplines

Productivity enhancements projects are self-funded

DIFFERENTIATED CUSTOMER SATISFACTION

Customer Satisfaction


%
80
75
70
65
60
55
50
72.8
62.7
Dec-00
Feb-01
Apr-01
Jun-01
Aug-01
Oct-01
Dec-01
Feb-02
Apr-02
Jun-02
Aug-02
Oct-02
Dec-02
Feb-03
Apr-03
Jun-03
Aug-03
St.George
Average of the 'Big 4'

Source: Roy Morgan Research, Sep 2003
Base: Respondents with transaction accounts at institution (aged 14+)

REGULAR TRACKING OF SERVICE MEASURES

Customer Satisfaction*



%
90
80
70
60
50
40
Apr-99
Aug-99
Nov-99
Mar-00
Jul-00
Oct-00
May-01
Oct-01
Mar-02
Sep-02
Aug-03
Overall satisfaction with St.George
Branch experience satisfaction
Telephone contact satisfaction

Since May 1999...

- **Overall customer satisfaction up 29%, up 4% in 2003**
- **Branch experience satisfaction up 24%, up 2.5% in 2003**
- **Telephone service satisfaction up 23%, up 4% in 2003**

*Jones Donald survey; 11 waves; 130,000+ customers surveyed

CUSTOMER SERVICE – KEY FOCUS FOR TEAM

Gail Kelly
Managing Director

Andrew Thorburn Personal Customers

Paul Fegan Wealth Management

Greg Bartlett IBB

Rob Chapman BankSA

Peter Clare Strategy

John Loebenstein IT

Luke Bunbury* Customer Service

Brett Wright Human Resources

Steve McKerihan CFO

* Newly appointed in September 2003

- PRIORITIES UPDATE
- CONTINUOUS SERVICE IMPROVEMENT
- YEARS 2004 AND 2005

TARGETS – FY2004 AND FY2005

EPS Growth 2004	10-11%
EPS Growth 2005	double digit
Cost to Income in 2004	Remain sub 50%
Capital	Tier one 7-7.5%
Credit Quality	Maintain positive differential to the majors
Customer Satisfaction	Maintain positive differential to the majors

ST.GEORGE – KEY MESSAGES

- Quality operational result
- 'Back to basics' strategy delivering
- Continuous service improvement culture in place
- Differentiated growth strategy

st.george

For further information visit

www.stgeorge.com.au

or contact

Sean O'Sullivan
Head of Investor Relations
Ph: +61 2 9236 3618
Mb: +61 412 139 711
Email: osullivans@stgeorge.com.au